August 6, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Kari Jin, Staff Accountant

Re:	Novatel Wireless, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 16, 2007
Form 8-K Filed on May 1, 2007
File No. 000-31659

Dear Ms. Collins and Ms. Jin:

This letter sets forth the responses of Novatel Wireless, Inc. (the “Company”) to the comments set forth in the Staff’s letter dated July 9, 2007, in connection with the Company’s (i) Form 10-K for the fiscal year ended December 31, 2006 filed on March 16, 2007 and (ii) Form 8-K filed on May 1, 2007. For your convenience, we have enclosed a copy of the Staff’s letter, and in this letter have numbered and set forth each comment from the Staff’s letter followed by the Company’s response. Pursuant to my telephone conversation with Ms. Jin, the Company will appropriately revise its disclosure prospectively in response to the comments set forth in the comment letter rather than amend the above listed two filings.

1.	Comment: We note your statement that “controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Response: The Company acknowledges the Staff’s comment and will revise its disclosure accordingly in all its future Commission filings.

2.	Comment: We note that the Company recognizes revenue from the sale of your wireless modems in accordance with SAB 104. We further note, however, that the Company also sells a suite of software products called MobiLink Mobile Communications. Please tell us the amount of revenues generated from the sales of your software products for each period presented. Also, tell us how you account for such sales and tell us whether you considered including a discussion of SOP 97-2 in your accounting policy footnotes.

Response: The Company does not generate any revenue from the sale of its MobiLink Mobile Communications (“Mobilink”) software products. The Mobilink software is included with some of the Company’s wireless modem products. The software included in the Company’s products is not a significant focus of the marketing efforts and is not sold separately. The marketing focus of the product is primarily based on the hardware features. The Company has considered the guidelines of SOP 97-2 and has performed an analysis to determine whether SOP 97-2 is applicable and has concluded that the sale of the Company’s software is incidental to the product and SOP 97-2 is not applicable to the Company. As a result, the Company determined not to include a discussion of SOP 97-2 in its accounting policy footnotes.

3.	Comment: We note from your disclosure on page 7 that you have certain distribution and fulfillment services in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

Response: The Company sells its products to customers in the following countries in the Middle East: United Arab Emirates, Israel, Kuwait, Saudi Arabia and Turkey. The Company receives and responds to sales inquiries with respect to its customers who re-sell the Company’s products in the Middle East out of the Company’s sales offices located in the United Kingdom. Nevertheless, the Company does not itself have any offices or physical operations located in the Middle East.

4.	Comment: We note your use of non-GAAP measures in the Form 8-K filed on May 1, 2007 which excludes a recurring item such as stock option expense. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10 (e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes certain recurring item, especially since these measures appear to be used to evaluate performance. Your current disclosures, regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.

Response: The Company acknowledges the Staff’s comment and, based upon the above-referenced telephone conversation with the Staff, will enhance its disclosures to comply with Item 10 (e)(1)(i)(C) and (D) of Regulation S-K and to be in accordance with Question 8 of the related FAQ in all its future earnings releases and Commission filings.

5.	Comment: We also believe the non-GAAP operating statement columnar format appearing in the Form 8-K filed on May 1, 2007 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporate Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Response: The Company acknowledges the Staff’s comment and, based upon the above-referenced telephone conversation with the Staff, will remove the non-GAAP operating statement column in all its future earnings releases and Commission filings.

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise me or Patrick Waters of this office at (858) 812-0642 or (858) 812-0610, respectively, if you have any questions regarding the foregoing.

Sincerely,

/s/ TREVOR RENFIELD

Trevor Renfield

Senior Director of Finance